ISSUER DIRECT CORPORATION
500 Perimeter Park Dr., Ste. D
Morrisville, North Carolina 27560

February 3, 2014

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:              Issuer Direct Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-193167

Dear Ms. Sarmento:

Pursuant to Securities and Exchange Commission Rule 461, the Company requests acceleration for the above referenced Registration Statement for Thursday, February 6, 2014 at 9 am EST or as soon as practicable thereafter.

Thank you in advance for your assistance and cooperation.  Should you require any further information or have any questions, please feel free to call our counsel, Jeffrey M. Quick, at (720) 259-3393.

Very truly yours,

/s/ Brian R. Balbirnie

Brian R. Balbirnie
Chief Executive Officer

Enclosure

ISSUER DIRECT CORPORATION
500 Perimeter Park Dr., Ste. D
Morrisville, North Carolina 27560

February 3, 2014

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:              Issuer Direct Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-193167

Dear Ms. Sarmento:

As reflected below prepared and filed pursuant to SEC Rule 461, the  Company  has  requested  acceleration  for the above  referenced Registration  Statement  for  Thursday, February 6, 2014 at 9 am EST or as soon as practicable thereafter. In conjunction with that request, the Company hereby acknowledges the following:

●
Should the Commission  or the staff,  acting  pursuant  to  delegated authority,  declare the Form S-1 Registration Statement effective, we understand  that does not  foreclose  the  Commission  from taking any action with respect to the filing;

●
Any  action  of  the  Commission  or the  staff,  acting  pursuant  to delegated  authority  in  declaring  the  filing  effective,  does not relieve the Company from its full  responsibility for the adequacy and accuracy of the disclosure in the Form S-1; and

●
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you, in advance, for your assistance and cooperation.  Should you require any further information or have any questions, please feel free to call our counsel, Jeffrey M. Quick, at (720) 259-3393.

Very truly yours,

/s/ Brian R. Balbirnie

Brian R. Balbirnie
Chief Executive Officer